

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 7, 2010

Ms. Marion Matson
VDO-PH International
10175 Spencer Street, #2026
Las Vegas, NV 89183

     Re: VDO-PH International
              Amendment 3 to Registration Statement on Form S-1
              Filed December 1, 2010
              File No. 333-168941

Dear Ms. Matson:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1. In accordance with our request in comment 3 from our letter dated November 18, 2010, please remove your analysis as to why this offering should be regarded as a secondary offering.

Financial Data Summary, page 6

2. We note you updated the headings of the financial information included in this page but the information presented pertains to the year end and not to the September 30, 2010 period. Please revise accordingly.

Risk Factors, page 7

Our success is dependent on our officers and directors to properly manage the company, page 7

3. We note your response to comment 8 from our letter dated November 18, 2010 and that you removed all disclosure under this risk factor heading. Please complete this risk factor by discussing your dependence on your officers and directors and the risk pertaining to the loss of their services. Within this risk factor you should note that you do not have a succession plan for your officers and directors.

Manufacturing, page 17

4. We note your response to comment 15 from our letter dated November 18, 2010, but see no applicable revisions. Please revise to specify the functions you intend to provide through your software and the functions you intend to provide via off-the-shelf software and hardware. You should specifically account for the offerings cited in the chart on page 16 which are not included in your chart on page 17. For example, according to the chart on page 16 you expect your device to "[t]ransmit or record incoming or outgoing TV -quality visual messages to your customers." However, it does not appear that this function will be provided by your software as evidenced by the chart on page 17.

Management's Discussion And Analysis Or Plan Of Operation, page 19

Plan of Operation, page 19

5. We note your response to comment 18 from our letter dated November 18, 2010 and your revised disclosure. Please further revise to make clear that the family members discussed include non officers and directors. In addition, please add a risk factor which discusses the applicable risks of having non officer and director family members involved in the management of the company. Risks to discuss include, but are not limited to, the lack of accountability these family members have to the company, the lack of information available to shareholders about these individuals and, given the significant shareholdings of these individuals, the undue influence they might exert over management.

6. Within your response letter, please explain how you communicate with your family members using your telephony device when that device is not yet completed.

Requirements, page 20

7. Please remove the sentence starting with "[t]he early stage data (pre incorporation data)." This disclosure is unnecessary because you are responsible for providing complete and accurate information in your registration statement.

8. We note your response to comment 22 from our letter dated November 18, 2010 and your revised disclosure. With respect to each of the $396,000 and $360,000 estimates, please provide a detailed description or table of the uses of cash which make up these figures.

9. Please reconcile your statements that "[t]he minimum amount of funds that is required to get us into the manufacturing of the product and the sales of same is the amount of $150,000 USD." with your statement that "[t]otal expected expenses until production launch is $200,000." If the $200,000 figure takes into account the $50,000 you hope to raise as contingency funds, please revise to clearly reflect that fact.

Contracts, page 21

10. We note your response to comment 23 from our letter dated November 18, 2010, but see no applicable revision. Please revise to indicate that your only contract with Cox Media has been through a business account manager and that this individual does not have the ability to contractually bind Cox Media. In your response letter, please point out the page and section of this revised disclosure.

Certain Relationships and Related Transactions, page 26

11. We note your response to comment 24 from our letter dated November 18, 2010 and your revised disclosure. Please further revise to identify the shareholder and related party who advanced the company loans. Please also move the disclosure about these loans within your Management's Discussion and Analysis section to the Requirements portion of that section. Within the Requirements section, please explain why you obtained these loans.

12. We note your response to comment 21 from our letter dated November 18, 2010. Within your response letter, please explain whether the funds advanced by the founding family members referenced in your last response are accounted for in the Certain Relationships and Related Transactions section. Please revise that section if appropriate.

Recent Sales of Unregistered Securities, page 28

13. We note your response to comment 26 from our letter dated November 18, 2010. Your disclosure, however, remains unclear. Underneath your disclosure in the first sentence of this section, please set forth in one paragraph the 13,539,800 shares sold for cash consideration. Within this paragraph, please disclose the number of persons who received the shares, the purchase price, the total consideration received and the exemption relied upon. In a separate paragraph, please set forth the 600,000 shares issued for services rendered. Within this paragraph please disclose the number of persons who received the shares, the value, both individually and in the aggregate, placed upon those shares, a description of the services rendered and the exemption relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Michael Henderson, Staff Accountant at 202-551-3384 or Terry French, Accountant Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at 202-551-3458, Kathleen Krebs, Special Counsel, at 202-551-3350 or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs for
Larry Spirgel
Assistant Director